Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transactions referenced in this memo were co-investment transactions made by the Fund, which now has invested roughly $23,918,300, and an affiliate of the Adviser, which now has invested roughly $2,658,700. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*



PROGRESS UPDATE

Apartment community near Tampa, FL

In March 2021, we acquired the Lotus at Starkey Ranch, a 384-unit apartment community in Odessa, FL, on the Gulf coast just north of Tampa.

1 / 6



 

 **384 APARTMENT UNITS**

 **$87 MILLION PURCHASE PRICE**

 **ABOUT 25 MILES NORTH OF TAMPA**

 **96% OCCUPIED AT TIME OF ACQUISITION**





We initially funded the $87 million acquisition by obtaining a short-term loan for $47.9 million, which was equal to roughly 55% of the purchase price. Our initial investment in the property was $42.6 million.

This short-term financing solution allowed us to acquire the property quickly and boost rental income earned on the property in order to secure better terms on a long-term loan.

  

Late last year, we secured long-term financing for the property via a ten-year, $64.5 million loan.

This allowed us to pull roughly $16.1 million of our $42.6 million investment out of the deal to deploy into other investment opportunities, increasing both expected returns and diversification.







Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management. We aim to buy quality assets at an attractive basis in growing markets across residential and industrial asset classes.



→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

5 / 6





Stay tuned for more updates.
As always, if you have any
questions or feedback, please visit
our help center or reach out to us at
investments@fundrise.com.

About the Fund

Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for the Fund's Annual Report.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com

 FUNDRISE | **Real Estate Interval Fund**

Editor's note: The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $35,626,000, and an affiliate of the Adviser, which invested roughly $3,958,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.



NEW ACQUISITION

Income-generating rental homes near Las Vegas

We've acquired a 185-unit rental home community in North Las Vegas — about 20 minutes from downtown Las Vegas and 30 minutes from the Las Vegas Strip, for a purchase price of roughly $80 million. We funded the acquisition by obtaining a short-term loan for roughly $42 million.



1 / 6



 **185 INCOME-GENERATING RENTAL HOMES**

 **APPROX. $39.6 MILLION INVESTMENT**

 **10 MILES FROM DOWNTOWN LAS VEGAS**

 **COMPLETING LEASE UP AT THE TIME OF ACQUISITION AND ALREADY CASH-FLOWING**



2 / 6



Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



- → **Risk-return profile:**
  Moderate
- → **Expected timing / delay of returns:**
  Shortly after acquisition
- → **Expected source of returns:**
  Income with some growth



Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.



3 / 6

4 / 6



At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis.

At the time of our acquisition, this property was the only rental home community of its type in its submarket, and it showcases a Western US variation on the Sunbelt migration trend we've referenced frequently: As relatively affluent California residents migrate east to states like Nevada, with lower costs of living and more appealing state taxes, we anticipate residential properties like this one will prove attractive, supporting steady returns for disciplined investors.







Stay tuned for more updates. As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.